Via Facsimile and U.S. Mail
Mail Stop 6010

April 11, 2007

Ms. Mary A. Chaput
Executive Vice President and
Chief Financial Officer
Healthways, Inc.
3841 Green Hills Village Drive
Nashville, TN 37215

Re: Healthways, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2006
Filed November 13, 2006
File No. 000-19364

Dear Ms. Chaput,

        We have completed our review of your Form 10-K and have no further comments at this time.

                                                    Sincerely,

                                                    Jim B. Rosenberg
                                                    Senior Assistant Chief
                                                    Accountant